CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                           MONTHLY REPORT - JULY 2010
                                   -----------


                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (607,505.517 units) at June 30, 2010          $  1,374,023,504
Additions of 0.000 units on July 31, 2010                                    0
Redemptions of (12,045.472) units on July 31, 2010                 (26,759,860)
Offering Costs                                                        (153,513)
Net Income (Loss) - July 2010                                      (24,255,128)
                                                              ----------------

Net Asset Value (595,460.045 units) at July 31, 2010          $  1,322,855,003
                                                              ================

Net Asset Value per Unit at July 31, 2010                     $       2,221.57
                                                              ================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                  $    (21,758,998)
    Change in unrealized                                             9,314,289
  Gains (losses) on forward and options on forward contracts:
    Realized                                                         1,968,784
    Change in unrealized                                            (6,457,050)
  Net Investment income (loss)                                         980,923
                                                              ----------------
                                                                   (15,952,052)
                                                              ----------------
Expenses:
  Brokerage fee                                                      8,220,010
  Performance fee                                                            0
  Operating expenses                                                    83,066
                                                              ----------------
                                                                     8,303,076
                                                              ----------------
Net Income (Loss) - July 2010                                 $    (24,255,128)
                                                              ================

                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on July 31, 2010                     $       2,221.57

Net Asset Value per Unit on June 30, 2010                     $       2,261.75

Unit Value Monthly Gain (Loss) %                                         (1.78)%

Fund 2010 calendar YTD Gain (Loss) %                                     (7.22)%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit

Dear Investor,

Losses From Commodities and Currencies Weigh Down Performance in July...

Catalysts for the equity rally in July hinged on strong economic data out of Europe, positive results from European bank stress tests and an increase in positive sentiment out of China. The S&P 500 and Dow Jones recorded gains of approximately 7% in July, adding another twist to their rollercoaster paths.

Small gains were recorded in the European and U.S. equity markets from long positions in stock index futures as over-sold conditions paved the way for a reversal higher. Stocks rallied on better-than-expected second quarter earnings, increased M&A activity, higher dividends and additional buybacks. The Fund experienced losses in commodities, primarily from short positions in crude oil and long positions in precious metals. The correlation between equities and energies remains high and the rally in global equities sparked profit taking, reducing investor demand for gold as a safe haven. Additional losses were recorded in foreign exchange from short positions in the Euro/Yen cross, as the Euro showed renewed signs of life, appreciating more than 4% against the Yen. Losses were offset by gains in equities trading and in short-term fixed income markets from long positions in Eurodollar interest rate futures. Weaker-than-expected U.S. economic data led the market to believe that the Federal Reserve will need to keep interest rates low for an extended period.

With a persistent lack of consistent macroeconomic indicators, market sentiment continues to be ambiguous. These circumstances demand an enhanced focus on diversification of markets traded, effective risk management and a systematic discipline. With a posture of tenacity and patience, we are determined to see this frustrating market backdrop through, anticipating suitable reward for thoughtfully applied research efforts.

As always, please do not hesitate to contact me should you have any questions.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.